  SECURITIES AND EXCHANGE COMMISSION

  Washington, DC 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53263P 105

(CUSIP Number)

Charles A. Bacon III

1251 Waterfront Place, Suite 201

Pittsburgh, Pennsylvania  15222

(412) 359-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P 105

1	Name of Reporting Person: Charles A. Bacon III

2	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3	SEC Use Only:

4	Source of Funds: SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 551,009(1)

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 551,009 (1)

	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 551,009

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 7.0% (See Item 5 herein)

14	Type of Reporting Person: IN

(1) Includes 66,138 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, 99,207 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share, and 23,333 shares of Common Stock subject to restricted stock units that will vest within 60 days of the date hereof.

END OF COVER PAGE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by Charles A. Bacon, III (the “Reporting Person”) with the U.S. Securities and Exchange Commission on August 1, 2016 (the “Schedule 13D”). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person on the Schedule 13D.

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares of Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 1251 Waterfront Place, Suite 201, Pittsburgh, Pennsylvania 15222.

Item 2. Identity and Background.

(b)    The principal business address for the Reporting Person is as follows: 1251 Waterfront Place, Suite 201, Pittsburgh, Pennsylvania 15222.

Item 3. Source and Amount of Funds or Other Consideration.

In addition to shares of Common Stock issued to the Reporting Person in the Merger (as defined in the Schedule 13D, the Reporting Person beneficially owns 144,354 shares of Common Stock that have been acquired upon the vesting of restricted stock unit awards under the Issuer’s omnibus incentive plan or in open-market and other purchases using personal funds and resources. In addition, the Reporting Person beneficially owns 23,333 shares of Common Stock subject to restricted stock units that will vest within 60 days of the date hereof.

Item 5.  Interest in Securities of the Issuer.

(a) — (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Charles A. Bacon III	551,009	7.0%	551,009	(1)	0	551,009	(1)	0

* Based on 7,688,958 shares of Common Stock outstanding as of November 13, 2019 as represented by the Issuer in its Current Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 14, 2019.

(1) Includes 66,138 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, 99,207 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share, and 23,333 shares of Common Stock subject to restricted stock units that will vest within 60 days of the date hereof.

(c)           Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d)           Except as set forth in this Item 5, no person other than the record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

CHARLES A. BACON, III
/s/ Charles A. Bacon, III*
Charles A. Bacon, III, individually

*By:	/s/ Jeremiah G. Garvey
Name:	Jeremiah G. Garvey
Title:	Attorney-in-Fact